Rhythm Pharmaceuticals, Inc.

500 Boylston Street, 11th Floor

Boston, MA  02116

October 2, 2017

VIA EDGAR AND E-MAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Suzanne Hayes
Mary Beth Breslin
Christine Westbrook
James Peklenk
James Rosenberg

Re:	Rhythm Pharmaceuticals, Inc. Registration Statement on Form S-1 (Registration No. 333-220337)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-1 (File No. 333-220337) (the “Registration Statement”) of Rhythm Pharmaceuticals, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Eastern time, on October 4, 2017, or as soon as practicable thereafter.  Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Morgan, Lewis & Bockius LLP, by calling Laurie Cerveny at (617) 951-8527.

[Remainder of page intentionally left blank]

Very truly yours,

Rhythm Pharmaceuticals, Inc.

	By:	/s/Keith M. Gottesdiener
Keith M. Gottesdiener,
Chief Executive Officer and President

CC:	Hunter Smith, Rhythm Pharmaceuticals, Inc.
Julio Vega, Morgan, Lewis & Bockius LLP
Laurie A Cerveny, Morgan, Lewis & Bockius LLP
Lisa Firenze, Wilmer Cutler Pickering Hale and Dorr LLP
Craig Hilts, Wilmer Cutler Pickering Hale and Dorr LLP

[Rhythm Pharmaceuticals, Inc. – Signature Page to Request for Acceleration]